July 27, 2009

Mail Stop 3010

Mr. David S. Bassin
Chief Financial Officer
inVentiv Health, Inc.
200 Cottontail Lane Vantage Court North
Somerset, NJ 08873

> **Re:** **inVentiv Health, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 0-30318**

Dear Mr. Bassin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Kenneth G. Alberstadt (*via facsimile*)